Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

June 26, 2020

Ms. Katherine Bagley Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Diginex Ltd
Post-effective Amendment No. 1 to Form S-4
Filed June 12, 2020
File No. 333-234147

Dear Ms. Bagley:

On behalf of our client, 8i Enterprises Acquisition Corp (“JFK”), and the entity which JFK will merge with and into, Diginex Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated June 25, 2020 (the “Staff’s Letter”) regarding the Company’s Post-effective Amendment to the Form S-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Katherine Bagley June 26, 2020 Page 2

Post-effective Amendment No. 1 to Form S-4, filed June 12, 2020

General

1.	We note that you include audited financial statements for 8i Enterprises Acquisition Corp, as of July 31, 2019 and 2018, and unaudited interim financial statements as of January 31, 2020. However, it appears that 8i Enterprises Acquisition Corp. filed on June 12, 2020, a Form 10-Q for the period ended April 30, 2020. Please update your post-effective amendment to include the interim financial statements and related disclosures for 8i Enterprises Acquisition Corp. as of April 30, 2020. See the Instruction to Item 14 of Form F-4, Item 8.A.5. of Form 20-F, and Item 3-12(a) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated to include the interim financial statements and related disclosures for 8i Enterprises Acquisition Corp. as of April 30, 2020. Besides, the Company also updated to include the unaudited pro forma combined statement of financial position as of April 30, 2020, and the unaudited pro forma combined statement of profit or loss for the nine months ended April 30, 2020.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner